FOIA Confidential Treatment Requested Pursuant to Rule 83 by Cross Country Healthcare, Inc.

Pursuant to Regulation §200.83 (Rule 83) of the Freedom of Information Act, this letter omits confidential information included in the unredacted version of this letter delivered to the Securities and Exchange Commission, Division of Corporate Finance. Asterisks denote omissions.

June 9, 2006

BY ELECTRONIC SUBMISSION

Andrew Mew, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:

Cross Country Healthcare, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 9, 2006

File No. 000-33169

Dear Mr. Mew:

This letter shall serve to respond to the inquiries contained in your letter to Mr. Emil Hensel, Chief Financial Officer of Cross Country Healthcare, Inc. (the “Company”), dated May 19, 2006.

Pursuant to Rule 83 (17 C.F.R. Section 200.83) of the Rules of Practice of the Commission, the redacted information included in this letter will be provided only in paper form and not electronically as correspondence under the Securities and Exchange Commission’s Edgar system.

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies, page F-11

Goodwill and Other Identifiable Intangible Assets

1.

The Company’s healthcare staffing operating segment is comprised of the following businesses: nurse staffing (travel and per diem), allied health staffing and clinical research trials staffing (“component businesses”.)

The Company has aggregated the component businesses into one reporting unit for purposes of evaluating impairment of intangible assets not subject to amortization, as per FASB Statement No. 142, Goodwill and Other Intangible Assets. The Company believes the component businesses are substantially similar and have similar long- term future prospects. The Company believes that its nurse staffing, allied health staffing and clinical research trials staffing businesses have met the criteria for aggregation as per par. 30, FASB Statement No. 142 and based on having similar economic characteristics as identified in par. 17 of FASB Statement No. 131.

FOIA Confidential Treatment Requested Pursuant to Rule 83 by Cross Country Healthcare, Inc.

These similar economic characteristics include, but are not limited to:

a)

A similar nature of service. Each of the component businesses in the Company’s healthcare staffing operating segment provides temporary staffing services of qualified healthcare professionals to a national customer base of healthcare industry providers.

b)

Similar production processes. Despite the variety of healthcare professionals provided to their customers (e.g. registered nurses, physical therapists, radiation technicians, etc.), the nature of the production process is similar in each of the component businesses, for example:

•

Recruiting. Orders from healthcare customers for the Company’s healthcare professionals are entered into databases proprietary to the component businesses. Applicants are screened through a pre-qualification process and are entered into the databases to be matched with the customer orders for healthcare professionals received by the component businesses. Each business employs recruiters who match qualified candidates in the databases with the positions that we have been requested to fill by our customers. Recruiters are an important element of each of the component businesses and are responsible for establishing and maintaining relationships with current and prospective candidates for the duration of the candidate’s employment with the Company. Account managers review and present candidates to the customer’s facilities.

•

Payroll/Billing functions. Each component business is typically responsible for paying its field staff employees and billing its healthcare customers based upon the hours worked by field employees as they are recorded and processed in the Company’s operating systems. The component businesses coordinate payment of field staff through ADP via the Company’s centralized payroll department. The centralized payroll department also handles manual checks, referral bonuses and other customer support services for field employees. The component businesses typically provide other benefits to their field staff including, but not limited to, 401(k), medical, and dental benefits, which are contracted and managed centrally.

•

Shared services. All component businesses share back office functions, such as risk management, legal services, accounts payable and information systems. In addition, certain operations personnel and leased space is shared to perform duties such as quality assurance and field benefits administration.

•

Marketing. Each component business markets to potential customers in need of healthcare staffing and to potential healthcare professionals to fulfill these needs. The component businesses share the same marketing support team utilizing similar marketing techniques. Each component business participates in various tradeshows, uses similar website marketing, direct mailings, print advertising and referral programs to obtain clients and field staff.

FOIA Confidential Treatment Requested Pursuant to Rule 83 by Cross Country Healthcare, Inc.

c)

Type or class of customer is similar. The types of customers for these component businesses are all healthcare related. The customers for nurse staffing and allied health staffing are essentially the same – hospitals and healthcare facilities throughout the U.S. In addition to hospitals and healthcare facilities, customers in the clinical research trials business also include: pharmaceutical, biotechnology and medical device companies throughout the U.S. Since patients are the ultimate end-user impacted by these businesses, the long-term future prospects of these customers, as well as the Company’s component businesses, are driven primarily by demographics (i.e. an aging U.S. population).

d)

The methods used to provide services are similar. All component businesses utilize recruiters, as described above, to match needs of healthcare industry customers with qualified healthcare professional candidates. Account managers review and present candidates to the customer’s facilities.

e)

The nature of the regulatory environment is similar. None of the Company’s component businesses are considered specialized industries that would have additional accounting/disclosure requirements like banking, insurance, or public utilities. However, the Company’s component businesses are all subject to federal and state laws and regulations that govern, among other things, the licensure of professionals, the payment of its employees and the operations of its business generally. The component businesses are also all subject to the Health Insurance Portability and Accountability Act of 1996 (HIPAA).

Per your request, please refer to the attached Exhibit 1 which displays gross profit margins for each component business as well as the contribution income margin for each component business. While the Company views gross profit margin as an important measure of profitability, the Company believes contribution income margin (as defined below) is the more appropriate measure of economic performance to determine comparability, especially in the context of FASB Statement No. 142 and testing for goodwill impairment. For all component businesses, the Company strives to deliver fair value which is reflective of not just the direct cost of placement, but the variable overhead costs as well. Contribution income (which the Company defines as earnings before interest, taxes, depreciation and amortization and unallocated corporate overhead) reflects not only the direct costs, but also the selling, general and administrative overhead costs to provide the Company’s healthcare staffing services. The Company believes that contribution income margins are more representative of the Company’s relative performance and ability to generate net cash flow. Accordingly, the Company places a great emphasis on cash flow in its FASB Statement No. 142 process to determine whether there has been any impairment in goodwill.

As shown in Exhibit 1, the average contribution income margin for the past five years has been comparable for the three component businesses, ranging from *% to *%. The contribution income margins of the component businesses ranged from *%-*% during 2001 (a *% point spread); *%-*% during 2002 (a *% point spread), and *%-*% during 2003 (a *% point spread). During 2004 and 2005, the Company experienced a significant decline in the contribution margins in its nursing and allied businesses as hospital inpatient admissions growth was flat to down and hospitals decreased their utilization of such temporary outsourced labor which reduced the

FOIA Confidential Treatment Requested Pursuant to Rule 83 by Cross Country Healthcare, Inc.

Company’s volume of placements in these businesses. In addition, during the second quarter of 2005, the Company increased its professional liability insurance reserves by an unusually high amount for litigation related to prior period events. This increase further reduced the nursing and allied contribution margins by approximately *%pts and *%pts, respectively. As a result the contribution income margins in the component business ranged from *%-*% during 2004 (a *% point spread) and *%-*% during 2005 (a *% point spread). The Company expects future improvements in both gross profit and contribution income margins in the nurse and allied staffing businesses as demand from hospital customers improves as a function of an aging US population. These improvements would be expected to allow those businesses to revert back to gross profit and contribution income margin levels similar to 2001.

In summary, the Company has consistently aggregated its nurse staffing, allied staffing and clinical research trials staffing businesses for purposes of evaluating impairment. The Company believes that its component businesses meet the criteria for aggregation in par. 30, FASB Statement No. 142 as they have similar economic characteristics. The Company also expects the component businesses to have a similar long-term financial performance.

In connection with responding to your comments, we also acknowledge and agree that

-

Cross Country Healthcare, Inc. is responsible for the adequacy and accuracy of the disclosures in filings made with the Commission;

-

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings made by Cross Country Healthcare, Inc. with the Commission; and

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Cross Country Healthcare may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to call me at (800) 998-5058 or, in my absence, Susan Ball, General Counsel of Cross Country Healthcare, Inc., at (800) 440-5790.

Sincerely,

/s/ EMIL HENSEL
Emil Hensel, Chief Financial Officer

cc: Larry Spirgel

FOIA Confidential Treatment Requested Pursuant to Rule 83 by Cross Country Healthcare, Inc.

Exhibit 1

CROSS COUNTRY HEALTHCARE, INC.

Healthcare Staffing Operating Segment

Margin Analysis

		(1)		(2)		(3)		(4)		(5)
($000)

5 year Average
		2005		2004		2003		2002		2001

Gross Profit (as % of Revenue)
(1)	Nursing	*	%	*	%	*	%	*	%	*	%	*	%
(2)	Allied	*	%	*	%	*	%	*	%	*	%	*	%
(3)	Clinical research trials	*	%	*	%	*	%	*	%	*	%	*	%
(4)	Gross Profit (as % of Revenue)	*	%	*	%	*	%	*	%	*	%	*	%

Contribution Income (as % of Revenue)
(5)	Nursing	*	%	*	%	*	%	*	%	*	%	*	%
(6)	Allied	*	%	*	%	*	%	*	%	*	%	*	%
(7)	Clinical research trials	*	%	*	%	*	%	*	%	*	%	*	%
(8)	Contribution Income (as % of Revenue)	*	%	*	%	*	%	*	%	*	%	*	%